August 15, 2012

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Tia L. Jenkins

Re:	Sunergy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed July 2, 2012
File No. 000-52767

Dear Ms. Jenkins:

Sunergy, Inc. (“we,” the “Issuer” or the “Company”) submits this letter in response to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), which were set forth in your letter dated August 2, 2012 regarding the above referenced document.

The Staff’s comment, indicated in bold, is followed by the Company’s response.

Form 10-K for the Fiscal Year ended December 31, 2011

Financial Statements

Report of the Independent Registered Public Accounting Firm, page 33

1.	We note that the audit opinion of Ingenium Accounting Associates covers your financial statements as of and for the year ended December 31, 2011 and from inception (January 28, 2003) to "date." Please obtain and file a revised audit report from your auditor that is consistent with the reporting guidance in AU Section 508.08 which requires stating the specific periods that have been audited.

Additionally, we note you included the audit report of your former auditor, De Joya Griffith &Company, LLC, for the audit of the financial statements for the year ended December 31. 2010 and from inception (January 28, 2003) to December 31, 20l0. We also note that DeJoya relied upon the work of other auditors for the audit of financial information for periods prior to 2010. To the extent Ingenium Accounting Associates relied on work performed by De Joya Griffith & Company, LLC and the other predecessor auditors, the audit report provided by Ingenium should include the division of responsibility between that portion of the financial statements covered by their own audit and that covered by the audit of De Joya and the other predecessor auditors. Please refer to AU Section 543.07 through 543.09 and advise Ingenium to revise its report accordingly plus you should file the reissued audit reports of the other auditors as applicable.

We have reviewed the above comment with our auditor, Ingenium Accounting Associates (“Ingenium”), along with the reference to the reporting guidance in AU Section 508.08. Our auditor and management believe the reporting requirements of AU Section 508.08 have been met in the audit report of Ingenium as filed. We, and our auditor, believe the portion of the sentence “from inception (January 28, 2003) to date” clearly references “as of December 31, 2011” at the beginning of the sentence. Auditing standard AU 508.08 states “The auditor's standard report identifies the financial statements audited in an opening (introductory) paragraph…”, it does not appear to require “specific periods that have been audited” as referred to in the comment. We and our auditors believe the opinion as filed identifies the financial statement periods audited by Ingenium contained in our 10-K filing for the year ended December 31, 2011.

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We also believe the reference to December 31, 2011 by stating to “date” rather than specifically saying “December 31, 2011” would not be viewed by a reasonable investor as significantly altering the “total mix” of information made available.

We, and our auditors, also believe no further revision to Ingenium’s audit report is necessary in order to make reference to the predecessor auditors. We have been advised that, in accordance with AU Section 543.04, Ingenium is satisfied as to the independence and professional reputation of the predecessor auditors and took the steps considered appropriate to gain satisfaction as to the audit performed by the predecessor auditors. We have been further advised that Ingenium was able to gain satisfaction as to the audits performed by the predecessor auditors and accordingly was satisfied as to the reasonableness of the accounts for the purpose of inclusion in the financial statements on which Ingenium expressed its opinion. Correspondingly, in accordance with AU Section 543.04, Ingenium was able to express an opinion on the financial statements taken as a whole without making reference in their report to the audits of the predecessors.

In connection with responding to your comments, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you require further clarification of any of the issues raised in this letter, please contact me at (480) 461-8301 (or by fax at (480) 649-0622). We respectfully request that the Staff let us know at its earliest convenience if we can be of any further assistance.

Sincerely,

/s:/Mark Shelley

Mark Shelley, CFO

Sunergy Inc

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